U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

January 28, 2016

FILED VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 33-12213 and 811-05037

Dear Sir or Madam:

Pursuant to Rule 145 under the Securities Act of 1933 (the “1933 Act”), the Trust hereby submits Form N-14 for the purpose of reorganizing a series of the Trust into a separate series within the Trust.  Specifically, the Trust is proposing to reorganize the Hodges Equity Income Fund into the Hodges Blue Chip Equity Income Fund (previously known as the Hodges Blue Chip 25 Fund).  Because the Reorganization is being contemplated in accordance with Rule 17a-8 under the Investment Company Act of 1940, the Trust is not seeking the approval of shareholders to complete the Reorganization.  Rather this Form N-14 will be mailed to shareholders in the form of an Information Statement/Prospectus.  It is anticipated that this Registration Statement will become effective on February 28, 2016, the 30th day after filing pursuant to Rule 488 under the 1933 Act.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine Richards, Esq.
President and Secretary of the Trust

Enclosures